

January 4, 2012

Via E-mail
Robert Y. Lee
Chief Accounting Officer
Hydromer, Inc.
35 Industrial Parkway
Branchburg, New Jersey 08876-3424

> **Re: Hydromer, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2011**
> **Filed October 13, 2011**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2011**
> **Filed November 17, 2011**
> **File No. 001-31238**

Dear Mr. Lee:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2011

Facing Sheet

1. You appear to be using an outdated Facing Sheet format. Please see Form 10-K and refer to Release Nos. 33-8876 and 33-9002, effective February 4, 2008 and April 13, 2009, respectively. Please revise or advise.

2. The Commission file number presented on your Facing Sheet does not appear to be correct. Our records indicate that the Commission file number for Hydromer, Inc. is 001-31238. Please revise or advise.

Table of Contents, page 3

3.   Your table of contents appears to be that used in accordance with Regulation S-B. Please be advised that Regulation S-B has been integrated into Regulation S-K, as well as Article 8 of Regulation S-X. In future filings, please revise to present a table of contents that complies with the requirements of Form 10-K.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Exhibits

4.   We were not able to locate your financial statements in interactive data format using Extensible Business Reporting Language (XBRL). Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief